22 February 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in Own Shares and Home Member State

RELX PLC announces that today, it purchased (through UBS Limited) 116,000 RELX PLC ordinary shares at a price of 1233.2264p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 68,471,880 ordinary shares in treasury, and has 1,107,744,767 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 4,592,100 shares.

For the purposes of the EU Transparency Directive, and in accordance with DTR 6.4.2R, the Home Member State of RELX PLC is the United Kingdom.

RELX NV announces that today, it purchased (through UBS Limited) 103,000 RELX NV ordinary shares at a price of €15.0488 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 61,202,094 ordinary shares in treasury, and has 987,137,077 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 4,088,700 shares.

For the purposes of the EU Transparency Directive, the Home Member State of RELX NV is the Netherlands.